

May 7, 2012

Via E-mail
Mr. Christopher J. Swift
Executive Vice President and Chief Financial Officer
The Hartford Financial Services Group, Inc.
One Hartford Plaza
Hartford, Connecticut 06155

Re: The Hartford Financial Services Group, Inc.
         Form 10-K for the Fiscal Year Ended December 31, 2011
         Filed February 24, 2012
         File No. 001-13958

Dear Mr. Swift:

        We have reviewed your April 18, 2012 response to our April 5, 2012 letter and have the following comment.

        Please respond to this letter within 10 business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

        After reviewing the information provided, we may have additional comments.

Item 1A. Risk Factors, page 14
"If we are unable to maintain the availability of our systems and safeguard the security of our data due to the occurrence of disasters or a cyber…", page 25

1. In response to our prior comment 2, you state that you have not experienced a material breach of cybersecurity. Your response does not appear to address whether you are experiencing any potential current business risks concerning cybersecurity. For example, despite the fact you believe you have not experienced a material breach of your cybersecurity, are you currently experiencing attacks or threats to your systems? If you have experienced attacks in the past, please expand your risk factor in the future to state that.

  Please contact Karen Ubell, Staff Attorney, at (202) 551-3873, Jennifer Riegel, Special Counsel, at (202) 551-3575 or me at (202) 551-3715 with any questions.

         Sincerely,

         /s Jeffrey Riedler

         Jeffrey Riedler
         Assistant Director